FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Change of CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: August/24/2009	By:	/s/ Chang Keun Kim
		Name:	CHANG KEUN KIM
		Title:	Chief Executive Officer

Item 1.

Change of CFO

1. Details of Change	Current CFO	Kim, Hyung-Cheol
	New CFO	Shin, Hwi Jun
2. Reasons for Change		. Kim, Hyung-Cheol voluntarily resigned and Shin, Hwi Jun was newly appointed as Chief Financial Officer
3. Date of Change		08/24/2009

【Profile of the Newly Appointed CFO】

Name	Relationship to Majority Shareholder	Professional Background	Remark
Shin, Hwi Jun	None	- Certified public accountant / business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	CPA